EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Consolidated pretax (loss) income from continuing operations	$80,494	$88,163	$97,153	$80,456	$126,213
Share of pretax income of 50% owned affiliate net of equity pick-up	—	—	—	—	—
Share of distributed (income) loss of less-than-50%-owned affiliates net of equity pick-up	1,690	98	3,516	(1,688)	7,210
Share of pretax loss of less-than- 50%-owned affiliate with guaranteed debt net of equity pick-up	—	—	—	—	—
Amortization of capitalized interest	345	321	220	54	35
Interest	43,922	42,911	28,191	12,383	10,991
Less interest capitalized during the period	(5,439)	(7,453)	(2,751)	(5,314)	(7,473)

Net amortization of debt discount and premium and issuance expense	3,488	5,292	6,517	2,018	1,483
Interest portion of rental expense	4,156	3,582	12,203	15,131	15,316

Earnings	$128,656	$132,914	$145,049	$103,040	$153,775

Interest	43,922	42,911	28,191	12,383	10,991
Net amortization of debt discount and premium and issuance expense	3,488	5,292	6,517	2,018	1,483
Interest portion of rental expense	4,156	3,582	12,203	15,131	15,316
Interest expense relating to guaranteed debt of less-than- 50% owned affiliate	—	1,316	1,943	1,733	2,311

Fixed Charges	$51,566	$53,101	$48,854	$31,265	$30,101

Ratio of Earnings to Fixed Charges	2.49	2.50	2.97	3.30	5.11